Exhibit 99.1

Sapiens Launches IDIT Go, a Cloud-Based, ‘Plug ‘n Play’ P&C / General Insurance Solution

IDIT Go enables insurers to go-live in just a few months and quickly launch new offerings,

empowering insurers to stay ahead of ever-changing market needs

November 3, 2020 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the launch of IDIT Go, a pre-configured, cloud-native solution that streamlines implementation and operations, enabling general (non-life) insurers to rapidly launch new offerings. The completeness of the solution, together with Sapiens’ agile methodologies, deliver tangible business benefits within a very short time frame, at a fixed price.

Sapiens’ fully digital solution, IDIT Go, is a cloud-first platform that delivers benefits only the cloud can provide, including streamlined upgrades, 24/7 accessibility from anywhere, increased operational efficiencies and security. By also providing full managed services in the cloud, Sapiens enables insurers to focus on their core business objectives without worrying about IT.

IDIT Go can be deployed within just a few months, with complete core PAS capabilities. IDIT Go is a new, pre-configured version of the Sapiens IDITSuite core insurance solution and provides access to a diverse array of product configurations for personal and commercial lines.

Designed to offer ‘plug ‘n play’ business functionality and enhanced user experience, IDIT Go provides the following key benefits: faster time to market based on low-code architecture, digital-first configurable portals, resilient policy administration system (PAS), and cloud-native benefits and scalability for future growth.

“Empowering insurers in their quest to be more agile and adapt to ever-changing market requirements is at the core of Sapiens’ mission. IDIT Go is a scalable solution that serves as a catalyst for growth,” said Roni Al-Dor, Sapiens president and CEO. “IDIT Go leverages our depth of industry expertise, innovative technology and robust capabilities to ensure we support our clients’ needs in every step of their digital transformation and assist them to achieve a rapid time to value.”

IDIT Go also features a menu of open APIs, which offers P&C providers full access to Sapiens’ insurtech ecosystem, enabling the quick addition of tools for customer engagement, sales and marketing, product enhancements and more. IDIT Go serves established industry players, greenfield insurers and digital startups alike. The solution offers multi-lingual, multi-currency and multinational functionality.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com